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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of ___________________________________________________April 2008

PEDIMENT EXPLORATION LTD.

(Name of Registrant)

789 West Pender Street, #720, Vancouver, British Columbia, Canada  V6C 1H2

(Address of principal executive offices)

1. Press Release: April 8, 2008

2. Material Change Report: April 10, 2008

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.                       Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                            ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                            ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                            Yes ___     No xxx

SEC 1815 (4-2007)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

April 8, 2008

Exploration Update

Pediment Exploration Ltd. (PEZ.V - PEZFF OTCBB) is pleased to provide the following update for its exploration programs in north western Mexico.  The company continues to drill test the near surface, oxidized portions of both the Los Planes and Las Colinas zones within its 100%-owned San Antonio project in Baja Sur.  Samples are being selected for preliminary metallurgical testing of these zones, and data is being compiled for completion of an independent review and NI 43-101 compliant report. Targeting work is continuing north along trend from the Los Planes and Las Colinas resource areas. Pediment’s San Antonio concession protects twelve kilometres of trend length of which only two kilometres has been drill tested.

The company has received gold assays for the first drill hole testing the Fandango target located west of the Planes-Colinas main trend within the San Antonio project. Despite long intersections of sulphide mineralization indicated by logging, gold values were weak. Several other holes have been completed within this large anomaly and information gained from this drilling will aid in targeting elsewhere in the trend.  Significant results from additional Fandango holes, if any, will be reported when received.

Recent results from testing the western and southern extensions of the Los Planes zone indicate extensions of the system, at lower gold grades.  These included drill holes PLRC 80 and 81 to the south that located significant intersections of sulphide mineralization, but that did not return significant gold results. The company considers the strike extent between these holes and Las Colinas zone to the south open for possible expansion of the mineralization and will test this area as part of its on-going drill programs.

Drill results from Los Planes zone, San Antonio project, Baja California Sur

Drill Hole	From (metres)	To (metres)	Length	Grade
07PLRC-78	336.52	344.14	7.62	0.51

08PLRC-79	89.00	140.82	51.82	0.45

08PLRC-82	153.01	159.11	6.10	0.62
and	210.92	236.84	25.92	0.75

08PLRC-83	189.59	212.45	22.86	0.53
and	223.11	236.84	13.73	1.25

All results have now been received from drill testing at the Daniel project located northwest of Caborca in Sonora State.  A total of twenty eight reverse circulation drill holes were completed that tested four target areas and included sections below the contact with overlying andesitic volcanic layer.  The best result, from the Coronela-showings area, was 3.1 meters of 2.3 g/t gold.  A number of holes returned broad sections of low gold grades, but only three of the holes returned +1 g/t results.  The company considers these results below its current threshold to move the project to a more advanced stage of testing at this time.  There is scope for more work at Daniel, including initial drill testing of mineralized zones and targeting programs over the northern extension of the system that was staked by the company in late 2007, and the concessions will be maintained in good standing for possible future programs or joint venture.

Work continues at the La Colorada mine near Hermosillo in Sonora where the company is completing its review of historic data and conducting field work to establish new targets within these holdings. Pediment now has a complete geological team working at La Colorada.  The site has been refurbished and tied into grid power so work can continue on site to complete the data review and exploration planning more efficiently.

Mel Herdrick, VP Exploration and Director, is a Qualified Person, as defined by NI 43-101 and has approved the information in the news release. Pediment is a well funded exploration company with plans to drill though out 2008 on both the Baja and other project in N W Mexico.

.

For additional information please contact Gary Freeman or Michael Rapsch at 604-682-4418.

Gary Freeman, President and CEO

PEDIMENT EXPLORATION LTD

Vancouver, British Columbia

We Seek Safe Harbour.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 27E of the U.S. Securities Exchange Act of 1934, as amended regarding the company’s exploration update. Such statements include, without limitation, statements regarding the timing of future exploration activities by the Company, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov,  for a more complete discussion of such risk factors and their potential effects.

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises that the U.S. Securities and Exchange Commission's mining guidelines prohibit information of this type in reports filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such adjacent or similar properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities.

Form 51-102F3

Material Change Report

Item 1:

Name and Address of Company

PEDIMENT EXPLORATION LTD.

Suite 720-789 West Pender Street

Vancouver, British Columbia  V6C 1L6

(the “Company”)

Item 2

Date of Material Change

April 8, 2008

Item 3

News Release

The news release was disseminated on April 8, 2008 by way of Stockwatch.

Item 4

Summary of Material Change

The Company provides an update for its exploration programs in north western Mexico; including the San Antonio project, the Daniel project and La Colorada.

Item 5

Full Description of Material Change

5.1

Full Description of Material Change

The Company continues to drill test the near surface, oxidized portions of both the Los Planes and Las Colinas zones within its 100%-owned San Antonio project in Baja Sur.  Samples are being selected for preliminary metallurgical testing of these zones, and data is being compiled for completion of an independent review and NI 43-101 compliant report. Targeting work is continuing north along trend from the Los Planes and Las Colinas resource areas. Pediment’s San Antonio concession protects twelve kilometres of trend length of which only two kilometres has been drill tested.

The Company has received gold assays for the first drill hole testing the Fandango target located west of the Planes-Colinas main trend within the San Antonio project. Despite long intersections of sulphide mineralization indicated by logging, gold values were weak. Several other holes have been completed within this large anomaly and information gained from this drilling will aid in targeting elsewhere in the trend.  Significant results from additional Fandango holes, if any, will be reported when received.

 Recent results from testing the western and southern extensions of the Los Planes zone indicate extensions of the system, at lower gold grades.  These included drill holes PLRC 80 and 81 to the south that located significant intersections of sulphide mineralization, but that did not return significant gold results. The Company considers the strike extent between these holes and Las Colinas zone to the south open for possible expansion of the mineralization and will test this area as part of its on-going drill programs.

Drill results from Los Planes zone, San Antonio project, Baja California Sur

Drill Hole	From (metres)	To (metres)	Length	Grade
07PLRC-78	336.52	344.14	7.62	0.51

08PLRC-79	89.00	140.82	51.82	0.45

08PLRC-82	153.01	159.11	6.10	0.62
and	210.92	236.84	25.92	0.75

08PLRC-83	189.59	212.45	22.86	0.53
and	223.11	236.84	13.73	1.25

All results have now been received from drill testing at the Daniel project located northwest of Caborca in Sonora State.  A total of twenty eight reverse circulation drill holes were completed that tested four target areas and included sections below the contact with overlying andesitic volcanic layer.  The best result, from the Coronela-showings area, was 3.1 meters of 2.3 g/t gold.  A number of holes returned broad sections of low gold grades, but only three of the holes returned +1 g/t results.  The Company considers these results below its current threshold to move the project to a more advanced stage of testing at this time.  There is scope for more work at Daniel, including initial drill testing of mineralized zones and targeting programs over the northern extension of the system that was staked by the Company in late 2007, and the concessions will be maintained in good standing for possible future programs or joint venture.

Work continues at the La Colorada mine near Hermosillo in Sonora where the Company is completing its review of historic data and conducting field work to establish new targets within these holdings. Pediment now has a complete geological team working at La Colorada.  The site has been refurbished and tied into grid power so work can continue on site to complete the data review and exploration planning more efficiently.

Mel Herdrick, VP Exploration and Director, is a Qualified Person, as defined by NI 43-101 and has approved the information in the news release. Pediment is a well funded exploration company with plans to drill though out 2008 on both the Baja and other project in N W Mexico.

Caution regarding forward-looking statements:

This material change report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian securities legislation, regarding the Company’s exploration update. Such statements include, without limitation, statements regarding the timing of future exploration activities by the Company, future anticipated exploration program results, and the discovery and delineation of mineral deposits/resources/reserves. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects, including the Company’s Form 20-F Annual Report dated January 16, 2008 for the fiscal year ended September 30, 2007.

The foregoing caution is already, in substance, addressed by the last sentence of the forward-looking statement caution above where readers are referred to SEDAR and EDGAR filings for more information on risk factors.

5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Gary Freeman, President & Chief Executive Officer

Business Telephone:

(604) 682-4418

Facsimile:

(604) 669-0384

Item 9

Date of Report

April 10, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pediment Exploration Ltd. -- SEC File No. 000-52509

(Registrant)

Date: April 10, 2008           By /s/ Gary Freeman___________________________

                                      Gary Freeman, President/CEO/Director